UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

McMoRan Exploration Co.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

582411104

(CUSIP Number)

Douglas N. Currault II

333 N. Central Ave.

Phoenix, AZ 85004

(504) 582-1766

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 582411104

(1)	Names of Reporting Persons Freeport-McMoran Copper & Gold Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) BK
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	(7)	Sole Voting Power 31,250,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 31,250,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 31,250,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 16.2%*
(14)	Type of Reporting Person (See Instructions) CO

*	Based on 161,880,866 shares of Common Stock of the Issuer outstanding as of December 5, 2012 and 31,250,000 shares of Common Stock of the Issuer which the Reporting Person may acquire within 60 days of December 5, 2012.

CUSIP No. 582411104

(1)	Names of Reporting Persons Freeport-McMoran Preferred LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) BK
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 31,250,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 16.2%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 161,880,866 shares of Common Stock of the Issuer outstanding as of December 5, 2012 and 31,250,000 shares of Common Stock of the Issuer which the Reporting Person may acquire within 60 days of December 5, 2012.

This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13D originally filed on January 7, 2011 (the “Schedule 13D”) by Freeport-McMoRan Copper & Gold Inc., a Delaware corporation (“FCX”) and Freeport-McMoRan Preferred LLC, a Delaware limited liability company and a wholly owned subsidiary of FCX (“FCX Preferred” and together with FCX, the “Reporting Persons”), and is filed by and on behalf of the Reporting Persons with respect to the common stock, par value $0.01 per share (the “Common Stock”) of McMoRan Exploration Co. (the “Issuer”), a Delaware corporation. Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

Item 4 is incorporated by reference herein.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

McMoRan Merger Agreement

On December 5, 2012, FCX and its wholly owned subsidiary INAVN Corp. entered into an Agreement and Plan of Merger with the Issuer (the “McMoRan Merger Agreement”), pursuant to which, subject to the terms and conditions of the Merger Agreement, the Issuer will become a wholly owned subsidiary of FCX (the “McMoRan Merger”).

At the effective time of the McMoRan Merger, each former share of Common Stock (excluding shares of Common Stock held by the Issuer, FCX, or any of their wholly owned subsidiaries) will be converted into the right to receive $14.75 in cash, without interest, and 1.15 units of a royalty trust which will hold a 5% overriding royalty interest on certain of the Issuer’s shallow water ultra deep exploration properties (the “McMoRan Merger Consideration”). Each share of the Issuer’s outstanding preferred stock will remain outstanding following the McMoRan Merger (other than shares held by the Reporting Persons, which will be cancelled at the effective time of the McMoRan Merger).

Pursuant to the terms of the McMoRan Merger Agreement, each outstanding and unexercised stock option of the Issuer as of the closing of the McMoRan Merger will convert into a stock option relating to shares of FCX common stock on the same terms and conditions as the stock option of the Issuer immediately prior to closing, adjusted to reflect the exchange ratio between the trading price of Common Stock and FCX common stock. Each outstanding restricted stock unit of the Issuer as of the closing of the McMoRan Merger will convert into an RSU relating to FCX common stock, adjusted to reflect the exchange ratio between the trading price of Common Stock and FCX common stock, with each adjusted RSU subject to the same terms and conditions as the RSU of the Issuer prior to closing. Each other equity-based right, whether contingent or accrued, to receive shares of Common Stock (or cash based on the value of a number of shares granted under a deferred compensation plan of the Issuer outstanding immediately prior to the closing), other than options or RSUs outstanding at the closing of the McMoRan Merger will, as of closing, be converted into the right to receive (or to be credited with) such number of shares of, or other payments based on, FCX common stock, adjusted to reflect the exchange ratio between the trading price of Common Stock and FCX common stock and subject to the same terms and conditions as the award of the Issuer prior to closing. Notwithstanding the foregoing, concurrently with the execution of the McMoRan Merger Agreement, each of the executive officers of the Issuer waived his or her contractual right to accelerated vesting as a result of the McMoRan Merger.

The completion of the McMoRan Merger is subject to satisfaction or waiver of customary closing conditions, including: (i) approval by the Issuer’s stockholders of the McMoRan Merger Agreement (by both (a) a majority of the outstanding shares of Common Stock and (b) a majority of the outstanding shares of Common Stock, excluding shares held by FCX and its subsidiaries, Plains Exploration and Production Company (“PXP”) and its subsidiaries, and certain officers and/or directors of FCX and the Issuer), (ii) approval by a majority of the outstanding shares of Common Stock of an amendment to the Issuer’s certificate of incorporation to exempt FCX from certain interested stockholder provisions (the “McMoRan Charter Amendment”), and (iii) the absence of any injunction or legal impediment, and the receipt of required regulatory approvals. The completion of the McMoRan Merger is not conditioned on receipt of financing by FCX.

Pursuant to the McMoRan Merger Agreement, (i) FCX has agreed to vote any shares of Common Stock that it or its subsidiaries beneficially own in favor of the McMoRan Merger and the related transactions, including the McMoRan Charter Amendment, and (ii) the Issuer has agreed to irrevocably waive any standstill or similar restrictions applicable to the McMoRan Merger or the PXP Merger, including all restrictions contained in the Stockholder Agreement (as defined in the Schedule 13D).

The McMoRan Merger Agreement is attached hereto as Exhibit 99.1 and is incorporated by reference.

PXP Merger Agreement

On December 5, 2012, FCX and its wholly owned subsidiary IMONC LLC entered into an Agreement and Plan of Merger (the “PXP Merger Agreement”) with Plains Exploration and Production Company, a Delaware corporation (“PXP”), pursuant to which, subject to the terms and conditions of the Merger Agreement, PXP will merge with and into IMONC LLC and will become a wholly owned subsidiary of FCX (the “PXP Merger”).

At the effective time of the PXP Merger, PXP stockholders will have the right to receive, for each share of PXP common stock they own, 0.6531 shares of FCX common stock and $25.00 in cash, equivalent to total consideration of $50.00 per PXP share, based on the closing price of FCX common stock on December 4, 2012. PXP stockholders may elect to receive cash or stock consideration, subject to proration in the event of oversubscription, with the value of the cash and stock per-share consideration to be equalized at closing.

Pursuant to the terms of the PXP Merger Agreement, each restricted share of PXP common stock outstanding and each stock-settled PXP restricted stock unit outstanding and granted or contractually promised as of the date of the PXP Merger Agreement (the “PXP RSUs”) (except for certain PXP RSUs held by each of PXP’s named executive officers identified below) will become fully vested and be converted into the right to receive, at the election of the holder, cash consideration or stock consideration, subject to proration as described above. Certain stock-settled PXP RSUs held by each of PXP’s named executive officers as of the date of the PXP Merger Agreement will become fully vested and will be converted into the right to receive cash consideration or stock consideration, subject to the terms and conditions set forth in certain letter agreements among each such named executive officer, FCX and PXP. Each cash-settled PXP RSU will become fully vested and be converted into the right to receive cash consideration. Each stock appreciation right relating to shares of PXP common stock outstanding and unexercised will become fully vested and be converted into a stock appreciation right relating to shares of FCX common stock as described in the PXP Merger Agreement. Each compensatory equity award granted or issued by PXP after the date of the PXP Merger Agreement and prior to the effective time of the PXP Merger will be converted into the same type of award covering shares of FCX common stock as described in the PXP Merger Agreement, with the same terms and conditions as prior to the effective time.

The completion of the PXP Merger is subject to satisfaction or waiver of customary closing conditions, including: (i) approval by PXP’s stockholders of the PXP Merger by a majority of the outstanding shares of

PXP common stock, (ii) the absence of any injunction or legal impediment, and the receipt of required regulatory approvals, and (iii) the receipt of opinions that the PXP Merger will qualify for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. The completion of the PXP Merger is not conditioned on receipt of financing by FCX.

As of December 5, 2012, PXP beneficially owned 51,000,000 shares of Common Stock, which will be acquired by FCX upon consummation of the PXP Merger.

The PXP Merger Agreement is attached hereto as Exhibit 99.2 and is incorporated by reference.

Voting and Support Agreement

On December 5, 2012, FCX, the Issuer and PXP entered into a Voting and Support Agreement (the “Support Agreement”) with respect to the McMoRan Merger, which generally requires that PXP, in its capacity as a stockholder of the Issuer, vote all of its shares of Common Stock in favor of the McMoRan Merger and the related amendment to the Issuer’s certificate of incorporation and against alternative transactions and generally prohibits PXP from transferring its shares of Common Stock prior to the consummation of the McMoRan Merger. The Support Agreement will terminate upon the earlier of (i) the consummation of the McMoRan Merger, (ii) the termination of the McMoRan Merger Agreement in accordance with its terms, or (iii) any breach by FCX of its obligations under the PXP Merger Agreement not to change the merger consideration or materially amend any material provision of the McMoRan Merger Agreement or terminate the McMoRan Merger Agreement, without the prior written consent of PXP.

The Support Agreement is attached hereto as Exhibit 99.3 and is incorporated by reference.

For additional information concerning the PXP Merger or the McMoRan Merger, see the Current Report on Form 8-K filed by FCX on December 6, 2012.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

The response to Item 4 above is hereby incorporated by reference in its entirety into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Exhibit Name

99.1	Agreement and Plan of Merger, dated December 5, 2012, by and among Freeport-McMoRan Copper & Gold Inc., INAVN Corp. and McMoRan Exploration Co. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by FCX with the SEC on December 6, 2012.)

99.2	Agreement and Plan of Merger, dated December 5, 2012, by and among Freeport-McMoRan Copper & Gold Inc., IMONC LLC and Plains Exploration and Production Company, (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by FCX with the SEC on December 6, 2012.)

99.3	Voting and Support Agreement, dated December 5, 2012, by and among Freeport-McMoRan Copper & Gold Inc., McMoRan Exploration Co. and Plains Exploration and Production Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by FCX with the SEC on December 6, 2012.)

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2012	/s/ Douglas N. Currault II
Date	Douglas N. Currault II
Secretary